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                              December 29, 2020

       David Garofalo
       Chief Executive Officer
       Gold Royalty Corp.
       1030 West Georgia St.
       Suite 1830
       Vancouver, BC V6E 2Y3

                                                        Re: Gold Royalty Corp.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
7, 2020
                                                            CIK No. 0001834026

       Dear Mr. Garofalo:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted December 7, 2020

       Risk Factors
       Our expected royalties and other interests are on properties owned and operated by subsidiaries of GoldMining, page 15

   1. Revise your disclosure here to clarify, if true, that GoldMining is not obligated to enter into any additional
royalty agreements with you following the offering and is not limited in its ability to
compete against you.
       Advisory Board, page 78

   2. We note the disclosure that you have an advisory board in place, "complete with
 David Garofalo
Gold Royalty Corp.
December 29, 2020
Page 2
      individuals who have various backgrounds and experience to complement
[y]our
      operations, mission and business strategy." Please update the disclosure in this section and disclose whether there are any formal agreements or compensation arrangements in place for your advisors.
Related Party Transactions, page 88

3. Please enhance this disclosure to include the material terms of the Royalty Purchase
      Agreement which was entered into on November 27, 2020. We may have additional comments upon a review of the agreement.
Underwriting, page 110

4. We note the disclosure that you have been advised by the representatives of the underwriters that the underwriters intend to make a market in your common shares and the accompanying warrants. Please update this disclosure and amend the registration statement, as applicable, to register the market-making activities, including by adding disclosure in a footnote to the registration statement fee table, the prospectus cover page and this underwriting section.
General

5. Please provide us with supplemental copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
      5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
        You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at
(202) 551-3718 for engineering related questions. Please contact Anuja Majmudar, Staff
Attorney, at (202) 551-3844 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642
with any other questions.



                                                             Sincerely,
FirstName LastNameDavid Garofalo
                                                             Division of
Corporation Finance
Comapany NameGold Royalty Corp.
                                                             Office of Energy &
Transportation
December 29, 2020 Page 2
cc:       Rick Werner
FirstName LastName